Everest Group, Ltd. 100 Everest Way Warren, NJ 07059 Tel: (908) 604-3000 Fax: (908) 604-3322 www.everestglobal.com

October 16, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Everest Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 001-15731

Ladies and Gentlemen:

This letter sets forth the responses of Everest Group, Ltd. (the “Company,” and collectively with its subsidiaries and affiliates, “Everest”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) contained in the letter, dated September 5, 2023, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) filed with the SEC on February 24, 2023. The Commission’s comments are set forth below in bold/italics, and the Company’s responses are set forth in plain text immediately following each comment. Please let us know if we can provide additional information to assist in the review process.

Form 10-K Filed February 24, 2023

General

1.We note that you provided more expansive disclosure in your 2021 Corporate Social Responsibility Report and 2022 Corporate Responsibility Report Supplemental Disclosures (together, the “CSR Reports”) than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR Reports.

Response:

The Company advises the Staff that its CSR Reports are intended to allow stakeholders, including investors, customers, counterparties and vendors, to become aware of the Company’s activities related to ESG matters. As such, disclosures in the CSR Reports are intended to address a range of issues of
Everest Group, Ltd. (“Everest”) is a leading global provider of reinsurance and insurance, operating for close to 50 years through subsidiaries in the U.S., Europe, Singapore, Canada, Bermuda, and other territories. Everest offers property, casualty, and specialty products through its various operating affiliates located in key markets around the world. Everest common stock (NYSE: EG) is a component of the S&P 500 index. Additional information about Everest, our people, and our products can be found on our website at www.everestglobal.com. All issuing companies may not do business in all jurisdictions.

varying degrees of importance to a broad set of stakeholders. However, the Company does not consider this information to be “material,” i.e., information that a reasonable shareholder would consider important in making an investment or voting decision, except for information from these reports already incorporated into the Company’s SEC filings. The Company’s periodic filings with the Commission, such as its Form 10-K, include the ESG-related information that is required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including the disclosure requirements of Regulation S-K. The Company’s periodic reports also include any additional disclosures that, though otherwise not required, are necessary to make other statements by the Company materially accurate or not misleading. The Company believes the disclosures included in its Form 10-K and other SEC filings are appropriate and complete in light of requirements to use a standard of materiality to investors in determining the content of periodic disclosures.
For these reasons, and as further discussed throughout the remainder of this letter, the Company believes that additional climate change-related disclosure is not required to be included in its SEC filings and that including such disclosure could potentially be misleading to investors. Going forward, the Company will, as it has in the past, evaluate whether it is appropriate to include information from its CSR Reports in its SEC filings based on the disclosure requirements applicable at the time of the filing and its assessment of whether the information is material to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 41

2.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for products or services that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources; and
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response:

The Company advises the Staff that none of the trends identified in the Staff’s comment have been or are material to Everest. Everest’s core business is to provide insurance and reinsurance protection against loss across a broad range of risks in many different sectors of the global economy. Accordingly, changes in demand for or risks from products that produce greenhouse gas emissions or competition in the development of clean or cleaner energy have no direct impacts on Everest’s business, and indirect impacts can be positive, negative or neutral. As discussed on pages 26-27 of the Company’s Form 10-K, the demand for property and casualty insurance and reinsurance products is influenced by external factors, such as underwriting results of insurers and insureds, including catastrophe losses, and prevailing general economic conditions. Further, as described on page 18 of the Form 10-K, competition in the types of reinsurance and insurance underwritten by Everest is based on many factors, including the perceived overall financial strength of the reinsurer or insurer, ratings of the reinsurer or insurer by A.M. Best and/or Standard & Poor’s, underwriting expertise, the jurisdictions where the reinsurer or insurer is licensed or otherwise authorized, capacity and coverages offered, premiums charged, other terms and
Everest Group, Ltd. (“Everest”) is a leading global provider of reinsurance and insurance, operating for close to 50 years through subsidiaries in the U.S., Europe, Singapore, Canada, Bermuda, and other territories. Everest offers property, casualty, and specialty products through its various operating affiliates located in key markets around the world. Everest common stock (NYSE: EG) is a component of the S&P 500 index. Additional information about Everest, our people, and our products can be found on our website at www.everestglobal.com. All issuing companies may not do business in all jurisdictions.

conditions of the reinsurance and insurance business offered, services offered, speed of claims payment and reputation and experience in lines written. While climate-related regulation and business trends may have some impact on the risks covered by Everest’s products and services and the prices thereof, those impacts are not material.

In addition, as of the date of this letter, the Company does not anticipate any reputational risk related to emissions from the operations of Everest. For example, the Company undertook a greenhouse gas (“GHG”) emissions inventory project in 2021 for Everest’s U.S. operations, including engaging an independent third party to help collect and monitor its GHG emissions data. As a result of this inventory project, the Company does not believe that Everest’s operations or services produce material GHG emissions and thus does not anticipate there to be any signiﬁcant reputational risk related to GHG emissions.

For all of the reasons discussed above, the Company believes that neither climate-related regulation nor business trends have materially impacted Everest’s business, financial condition or results of operations.

3.We note disclosure in your Form 10-K that climate change may increase the frequency and severity of natural catastrophes and the resulting losses in the future and impact your risk modeling assumptions. We further note disclosure in your Proxy Statement filed April 14, 2023, that insured losses due to extreme weather events are increasing over time, and as climate change worsens, these losses will continue to grow. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
•severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers or insured locations; and
•any weather-related impacts on the cost or availability of (re)insurance.
Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

Response:

Everest’s core business is to provide insurance and reinsurance protection against loss across a broad range of risks in many different sectors of the global economy, and to conduct derivative investment activity. Since most of the Company’s assets are intangible, it has experienced no material physical effects of climate change. The potential consequences to Everest arising out of the physical effects of climate change relate principally to losses that are covered by policies issued by Everest. They are not related to changes in demand for or risks from products that produce greater or lower greenhouse gas emissions or competition in the development of products that produce or result in clean or cleaner energy, which could have positive, negative or neutral impacts on the Company’s or Everest’s business, financial condition or results of operations.

To control the risks of impacts of losses covered by its issued policies, Everest closely monitors and plans for a broad array of risks, including climate and other environmental risks identified as part of its Enterprise Risk Management (“ERM”) process, which are analyzed and considered during the 10-K preparation and review process. The annual 10-K review process includes review of information provided by the Chief Risk Officer, General Counsel, Segment Financial Officers, Head of Tax, Chief Reserving
Everest Group, Ltd. (“Everest”) is a leading global provider of reinsurance and insurance, operating for close to 50 years through subsidiaries in the U.S., Europe, Singapore, Canada, Bermuda, and other territories. Everest offers property, casualty, and specialty products through its various operating affiliates located in key markets around the world. Everest common stock (NYSE: EG) is a component of the S&P 500 index. Additional information about Everest, our people, and our products can be found on our website at www.everestglobal.com. All issuing companies may not do business in all jurisdictions.

Actuary, and Chief Accounting Officer. A final review is performed by the Chief Executive Officer and Chief Financial Officer. Additionally, a discussion and analysis of key terms impacting the 10-K disclosure is performed as part of the disclosure committee meeting attended by the Chief Accounting Officer, Chief Internal Audit Officer, General Counsel, Chief Executive Officer and Chief Financial Officer, and discussions with members and various committees of the Company’s Board of Directors. Everest employs a data-driven approach to reviewing these risks in all aspects of our business, from modeling to actuarial and underwriting. Climate change is an inherent component of adjustments to Everest’s models, which use meteorological data and statistical analysis along with proprietary claims, loss information, catastrophe models and traditional actuarial analysis. Everest’s pricing and exposure models strive to quantify the impacts of climate change to better allow us to price the risk products we sell and how we deploy our risk capital. In addition, Everest is expanding its risk portfolios to provide insurance and reinsurance protection for renewable energy programs and environmentally sound private and public construction projects.

Severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality

The severity of weather events has increased the likelihood of loss and the severity of the damage caused by such weather events. The top four risk zones in the Company’s catastrophe loss projections are earthquakes in California and winds in the Southeastern United States, Europe and Texas. Everest manages its exposure by limiting its aggregate catastrophe loss exposure in any particular geographic zone and contiguous zones, as well as diversifying its risk portfolio by geographic area and by types and classes of business. Everest has also sought to de-risk its exposure to wind risk, particularly in the Southeastern United States.

Quantification of material weather-related damages to your property or operations

Everest has not experienced any material weather-related damage to its property or operations. Everest’s offices are predominantly located in areas that have been less susceptible to climate change or severe weather-related impacts. Further, the Company’s operations can generally be performed remotely, if necessary.

Potential for indirect weather-related impacts that have affected or may affect your major customers or insured locations

Everest is not substantially dependent on any single customer, small group of customers, line of business or geographic area. For the 2022 calendar year, as we disclosed in our Form 10-K, no single customer (ceding company or insured) generated more than 3.7% of the Company’s gross written premiums. Accordingly, a severe weather event impacting any one customer would not be expected to have a material adverse effect on the Company’s financial condition or results of operations. Everest continually seeks to reduce its capacity and exposure to regions more susceptible to increased severity of climate change. Everest carefully monitors its mix of business across its operations to avoid unacceptable geographic or other risk concentrations that would materially affect demand for its products or the availability of its service.
Everest Group, Ltd. (“Everest”) is a leading global provider of reinsurance and insurance, operating for close to 50 years through subsidiaries in the U.S., Europe, Singapore, Canada, Bermuda, and other territories. Everest offers property, casualty, and specialty products through its various operating affiliates located in key markets around the world. Everest common stock (NYSE: EG) is a component of the S&P 500 index. Additional information about Everest, our people, and our products can be found on our website at www.everestglobal.com. All issuing companies may not do business in all jurisdictions.

Any weather-related impacts on the cost or availability of (re)insurance

Everest purchases reinsurance to cover specific business written or the potential accumulation or aggregation of exposures, including from weather-related causes, across all of its operations. In recent years, Everest has increased its use of reinsurance offered through capital markets facilities, and consequently has not experienced any significant impacts resulting from the cost or availability of reinsurance. Furthermore, throughout the execution of our strategic business expansion, our reinsurance purchases have remained substantially constant year over year. The future cost or availability of (re)insurance coverage in the overall insurance market will depend on a number of factors, including but not limited to, the impact of loss experience on pricing and potential climate-related laws or regulation.

Although the Company carefully monitors and reports on losses from catastrophes in its financial disclosures, it does not do so with specific focus on climate change or extreme weather events. With regard to potential future losses, Everest uses its risk modeling to assess its exposure to weather-related events but does not currently generate quantitative estimates of possible direct and indirect effects of such events, although it will continue to evaluate the need and feasibility of such quantification. In addition, Everest is not currently, and with respect to potential future losses may not be able to, determine the amount of any incremental operating expense associated with extreme weather events.

For all the reasons discussed above, the Company believes there have not been any material physical effects of climate change on its operations and results. We will continue to monitor and evaluate the potential physical effects of climate change on our business, financial condition and results of operations. While the Company believes that climate change and resulting changes in global temperatures, weather patterns, and sea levels may increase the frequency and severity of and losses resulting from future natural catastrophes and may also impact its risk modeling assumptions, it cannot predict the impact that changing climate conditions may ultimately have on its results of operations or financial condition.

4.Your CSR Reports reference a five-year purchase agreement for certified carbon offsets and voluntary purchases of carbon offset credits. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for each of the periods covered by your Form 10-K and for future periods in your response.

Response:

In 2021, Everest purchased certified carbon offsets for approximately twenty-one thousand dollars in connection with the LEED certification for one of its offices. As of the date of this letter, the total amount paid by Everest for the certified carbon offsets is not material to the Company’s business, financial condition, or results of operations for any historical periods and is not expected to be material in foreseeable future periods. To the extent any purchases or sales of carbon credits or offsets in future periods are material to the Company’s business, financial condition or results of operations, the Company will provide appropriate disclosure in accordance with applicable legal requirements regarding such transactions.

* * * *
Everest Group, Ltd. (“Everest”) is a leading global provider of reinsurance and insurance, operating for close to 50 years through subsidiaries in the U.S., Europe, Singapore, Canada, Bermuda, and other territories. Everest offers property, casualty, and specialty products through its various operating affiliates located in key markets around the world. Everest common stock (NYSE: EG) is a component of the S&P 500 index. Additional information about Everest, our people, and our products can be found on our website at www.everestglobal.com. All issuing companies may not do business in all jurisdictions.

If you have any questions regarding this letter, please do not hesitate to call the Company’s General Counsel, Ricardo Anzaldua, at (908) 991-8657 or via email at Ricardo.Anzaldua@Everestglobal.com.

Sincerely,

/S/ Mark Kociancic
Executive Vice President and Chief Financial Officer Everest Group, Ltd.

cc: Madeleine Mateo, Division of Corporation Finance
Jennifer Angelini, Division of Corporation Finance
Ricardo Anzaldua, Executive Vice President and General Counsel
Eric T. Juergens, Debevoise & Plimpton, LLP

Everest Group, Ltd. (“Everest”) is a leading global provider of reinsurance and insurance, operating for close to 50 years through subsidiaries in the U.S., Europe, Singapore, Canada, Bermuda, and other territories. Everest offers property, casualty, and specialty products through its various operating affiliates located in key markets around the world. Everest common stock (NYSE: EG) is a component of the S&P 500 index. Additional information about Everest, our people, and our products can be found on our website at www.everestglobal.com. All issuing companies may not do business in all jurisdictions.